May 27, 2011

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	Lennar Corporation

Form 10-K for Fiscal Year Ended November 30, 2010

Filed January 31, 2011

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

File No. 1-11749

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated May 2, 2011 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings and our letter dated April 4, 2011 in response to your letter dated March 29, 2011. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-K for the Fiscal Year Ended November 30, 2010

Critical Accounting Policies and Estimates, page 57

1.	In future filings, please include your assessment that you are the primary beneficiary of the two LLCs as a critical accounting estimate given the subjective nature of evaluating all of the material facts and circumstances to determine which party has controlling financial interest and is the primary beneficiary. Please ensure your disclosure explains to investors the key factors you considered in determining that you are the primary beneficiary of the two LLCs. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will disclose in the Critical Accounting Policies and Estimates section of the respective filing our assessment that we are the primary beneficiary in the two LLCs formed in partnership with the FDIC in February 2010. Such disclosure will include an explanation of the key factors considered in reaching the conclusion that we are the primary beneficiary of the aforementioned two LLCs.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

(2) Operating and Reportable Segments, page 7

2.	We note that you recognized $10 million in previously deferred management fee income related to an unconsolidated entity that is part of the Homebuilding West reportable segment. We further note that the $10 million income materially and positively impacted earnings (loss) before income taxes for the first quarter of fiscal year 2011. Further, we did not note disclosure in your 2010 Form 10-K about the $10 million in deferred management fee income. Please tell us and revise your disclosures in future filings to explain what the nature of the deferred management fee income and why it was appropriate to recognize the income in the first quarter of fiscal year 2011. Please tell us the specific reference to the authoritative accounting literature that supports your accounting.

Response:

The $10 million of deferred management fee income resulted from the collection of fees, prior to fiscal 2011, in accordance with a development management agreement between our company and one of our unconsolidated entities within our Homebuilding West reportable segment. These fees were collected prior to the occurrence of certain activities for which the fees were contingent, and thus the fees were deferred upon receipt. During our first quarter ended February 28, 2011, the partners of the unconsolidated entity restructured the entity and as a result of the restructuring, the contingencies were terminated and we were unconditionally released of all duties and obligations under the development management agreement. Accounting Standards Codification (“ASC”) 605, Revenue Recognition, requires consideration of the following two factors when recognizing revenues and gains:

1.	Being realized or realizable

2.	Being earned.

Due to the fact that the previously deferred management fees had been both realized, through the previous collection of the management fees in cash, and earned, through the termination of the contingencies and the unconditional release of all of our duties and obligations under the development management agreement, we recognized the management fee income during the quarter ended February 28, 2011 upon the aforementioned criteria being met. We will revise our disclosures in future filings to explain, consistent with the discussion above, the nature of the deferred management fee income and why it was recognized during our first quarter ended February 28, 2011.

(8) Rialto Investment Segment, page 18

3.	In future filings, please separately present the rollforward of your real estate owned assets that are held-for-sale from those real estate owned assets that are held-for-use given the difference in accounting policy.

Response:

In future filings, we will separately disclose a real estate owned (“REO”) assets rollforward for our held-for-sale REO assets and our held-and-used REO assets in a similar format to what exists in our latest filing.

4.	We note that the Rialto segment completed the closing of its first real estate investment fund and has begun investing the capital contributions. Please tell us and clarify your disclosures in future filings whether you are consolidating this fund. Please provide us with your analysis that supports your accounting for the fund, including the specific references to the authoritative accounting literature that supports your conclusions. Please refer to the guidance in ASC 810-10-25 and ASC 810-10-55 (EITF 96-16) and ASC 810-20-25 and ASC 810-20-55 (EITF 04-5).

Response:

In November 2010, our Rialto segment completed its first closing of a real estate investment fund (the “Fund”) with initial equity commitments of approximately $300 million, including $75 million committed by us. As of February 28, 2011, the close of our first fiscal quarter, we had an investment of $10.6 million in the Fund. The Fund, as of February 28, 2011, had investments of $39.9 million and cash of $4.5 million. Our Rialto segment through its wholly-owned subsidiary, Rialto Partners GP, LLC, serves as the general partner of the Fund. In addition, we serve as the Fund manager and provide the Fund with investment opportunities, access to market intelligence, secondary underwriting and due diligence services. The Fund is not consolidated by us as we have concluded that the Fund is a voting interest entity, and that we as the general partner of the Fund do not control the Fund due to the substantive kick out rights held by limited partners of the Fund that are unaffiliated with us. The basis for this conclusion is expressed in more detail below.

Evaluating Whether the Fund is a Variable Interest Entity (“VIE”)

In evaluating whether or not we needed to consolidate the Fund, which we determined to have the attributes of an investment company in accordance with ASC 946, Financial Services – Investment Companies, the attributes of which are different from the attributes that would cause a company to be an investment company for purposes of the Investment Company Act of 1940, we had to determine whether or not the Fund was exempt from the guidance in ASC 810, Consolidation, (“ASC 810”) based on the scope exceptions provided under ASC 810-10-15-12. ASC 810-10-15-12 states that the guidance in ASC 810 does not apply in any of the following circumstances:

1.	An employer shall not consolidate an employee benefit plan subject to the provisions of Topic 712 or 715

2.	Neither a transferor of financial assets nor its affiliates shall consolidate a qualifying special-purpose entity as described in paragraphs 860-40-15-3 through 15-4, or a formerly qualifying special-purpose entity (see paragraph 860-40-15-29)

3.	A reporting entity that holds variable interests in a qualifying special-purpose entity or a formerly qualifying special-purpose entity shall not consolidate that special-purpose entity unless that reporting entity has the unilateral ability to cause the special-purpose entity to liquidate or to change the special-purpose entity so that it no longer meets the conditions in paragraphs 860-40-15-3 through 15-4

4.	Investments accounted for at fair value in accordance with the specialized accounting guidance in Topic 946 are not subject to consolidation according to the requirements of this Topic

5.	A reporting entity shall not consolidate a governmental organization and shall not consolidate a financing entity established by a governmental organization unless the financing entity meets both of the following conditions:

a.	Is not a governmental organization

b.	Is used by the business entity in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections.

We determined that the Fund does not meet any of the scope exceptions listed above, and thus, we had to determine whether the Fund was exempt from the guidance in ASC 810 based on the scope exceptions provided under ASC 810-10-15-17. ASC 810-10-15-17 states that the Variable Interest Entities Subsections in ASC 810 do not apply in any of the following circumstances:

1.	Not-for-profit entities (“NFPs”) are not subject to the Variable Interest Entities Subsections, except that they may be related parties for purposes of applying paragraphs 810-10-25-42 through 25-44. In addition, if an NFP is used by business reporting entities in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections, that NFP shall be subject to the guidance in the Variable Interest Entities Subsections

2.	Separate accounts of life insurance entities as described in Topic 944 are not subject to consolidation according to the requirements of the Variable Interest Entities Subsections

3.	A reporting entity with an interest in a VIE or potential VIE created before December 31, 2003 is not required to apply the guidance in the Variable Interest Entities Subsections to that VIE or legal entity if the reporting entity, after making an exhaustive effort, is unable to obtain the information necessary to do any one of the following:

1.	Determine whether the legal entity is a VIE

2.	Determine whether the reporting entity is the VIE’s primary beneficiary

3.	Perform the accounting required to consolidate the VIE for which it is determined to be the primary beneficiary

4.	A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other generally accepted accounting principles [GAAP] should be applied):

a.	The reporting entity, its related parties, except for de facto agents, or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee

b.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties

c.	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity

d.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

We determined that the Fund did not meet any of the scope exceptions listed above, thus, we evaluated whether any of the deferral conditions under ASC 810-10-65-2 (aa) applied to us. ASC 810-10-65-2 (aa) states that except for the pending content in Section 810-10-50, the pending content that applies to ASC 810 shall not be applied to either of the following:

1.	A reporting entity’s interest in an entity if all of the following conditions are met:

a.	The entity either:

1.	Has all of the attributes specified in paragraph 946-10-15-2(a) through (d)

2.	Does not have all of the attributes specified in paragraph 946-10-15-2(a) through (d) but is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with those in Topic 946 (including recognizing changes in fair value currently in the statement of operations) for financial reporting purposes.

b.	The reporting entity does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity

c.	The entity is not:

1.	A securitization entity

2.	An asset-backed financing entity

3.	An entity that was formerly considered a qualifying special-purpose entity.

2	A reporting entity’s interest in an entity that is required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

Based on the evaluation of the above criteria, we determined that the deferral conditions did apply to us. As noted above, the Fund has the attributes of an investment company per the attributes specified in ASC 946-10-15-2(a) through (d), we do not have an explicit or implicit obligation to fund losses of the Fund that could potentially be significant to the Fund, the Fund is not a securitization entity, an asset-backed financing entity or an entity that was formerly considered a qualifying special-purpose entity and the Fund is not required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. Thus we evaluated whether or not the entity was a VIE based on the guidance in ASC 810-10. ASC 810-10-15-14 states that a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:

1.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders

2.	As a group the holders of the equity investment at risk lack any one of the following three characteristics:

a.	The direct or indirect ability through voting rights or similar rights, to make decisions about an entity’s activities that have a significant effect on the success of the legal entity

b.	The obligation to absorb the expected losses of the legal entity

c.	The right to receive the expected residual returns of the legal entity.

3.	The equity investors as a group also are considered to lack the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity if both of the following conditions are present:

a.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both

b.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We evaluated and determined that all of the general partner and limited partners’ interests qualify as equity investment at risk (as defined in ASC 810-10-15-14(a)(1) through (4)). Based on the capital structure of the Fund (i.e., the Fund is currently 100% capitalized via equity contributions qualifying as equity investment at risk, furthermore, the governing documents of the Fund limit the portion of the Fund’s capitalization that may be comprised of debt to 60% of the Fund’s capital structure), we were able to qualitatively conclude that the equity investment at risk was sufficient to allow the Fund to finance its activities without additional subordinated financial support.

The general partner and the limited partners in the Fund, collectively, have full decision-making ability as they collectively have the power to direct the activities of the Fund. This is due to the fact that in addition to being a general partner with a substantive equity investment in the Fund, we also provide services to the Fund under a management agreement and an investing agreement. Collectively these three roles provide us, a member of the group of holders of equity investment at risk, with the power to direct the activities of the Fund. Furthermore, because our management agreement and investing agreement with the Fund are not separable from our general partnership interest (i.e., in order to serve as the Fund’s manager and investment advisor we are contractually prohibited from selling our general partner interest) we have concluded that the power to direct the activities of the Fund reside in our general partnership interest and thus with the holders of the equity investment at risk. In reaching this conclusion, we also considered if our right to receive fees over the life of the Fund would reduce the amount of our equity investment at risk. In accordance with GAAP and consistent with guidance published by our independent registered public accounting firm, in our assessment, which included the use of third-party resources, we determined that because the management fee is commensurate with the services provided and consistent with market rates for similar sized funds, there is no need to reduce the amount of our equity investment at risk by the fees expected to be received over the life of the Fund1.

Having concluded that the power to direct the activities of the Fund reside with the holders of the equity investment at risk, we further noted that there are no guaranteed returns provided to the equity investors and equity contributions are fully subjected to the Fund’s operational results, thus, the equity investors absorb the expected negative and positive variability relative to the Fund. Finally, we observed that substantially all of the activities of the Fund are not conducted on behalf of any individual investor or related party group that has disproportionately few voting rights (i.e., on behalf of any individual limited partner).

Thus, based on our evaluation, as summarized above, we concluded that the Fund does not meet any of the conditions that would classify the Fund as a VIEi. We then evaluated the Fund under the voting interest model in ASC 810-10 in order to determine whether the Fund should be consolidated by us under such model. In our evaluation, we considered the guidance in ASC 810-10-25 and determined that we do not have a controlling financial interest in the Fund, see the following discussion.

[1]	D&T Q&A “Determining Whether Fees Received by an Equity Investor for Services Performed at Inception or in the Future Reduce Equity Investment at Risk – 810-10-15 (Q&A 64)”

Evaluating Under Voting Interest Model

In order to evaluate the Fund under the voting interest model in ASC 810-10, we examined our control over the Fund as its general partner. ASC 810-20 provides guidance on a general partner’s control over a partnership, and states that the general partner does not control the limited partnership if the limited partners have either of the following:

1.	The substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause

2.	Substantive participating rights.

In accordance with ASC 810-20, the determination of whether kick-out rights are substantive is based on a consideration of all relevant facts and circumstances and have both of the following characteristics:

1.	The kick-out rights can be exercised by a single limited partner or a vote of a simple majority

2.	The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights.

Significant barriers include, but are not limited to, the following:

1.	Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise

2.	Financial penalties or operational barriers associated with dissolving the limited partnership or replacing the general partners that would act as a significant disincentive for dissolution or removal

3.	The absence of an adequate number of qualified replacement general partners or the lack of adequate compensation to attract a qualified replacement

4.	The absence of an explicit, reasonable mechanism in the limited partnership agreement or in the applicable laws or regulations, by which the limited partners holding the rights can call for and conduct a vote to exercise those rights

5.	The inability of the limited partners holding the rights to obtain the information necessary to exercise them.

In accordance with ASC 810-20, we determined that we, as the general partner in the Fund, did not control the Fund, as the unaffiliated limited partners have substantive kick-out rights and can remove us as the general partner at anytime for cause or without cause through a simple majority vote of the limited partners. We further noted that no significant barriers to the exercise of these rights exist.

Thus, based on the guidance in ASC 810 and the summarized analysis provided above, we determined that the Fund is not a VIE and did not consolidate to us. As a result, we account for our interest in the Fund using the equity method of accounting. In future filings, we will clarify that the Fund is not a consolidated entity.

(14) Financial Instruments, page 27

5.	In future filings, please provide the disclosure required by ASC 820-10-50-5 for all assets measured at fair value on a nonrecurring basis during the reporting period. In this regard, we note that you provided the required disclosures for investments in unconsolidated entities and not inventories, land, option deposits and pre-acquisition costs, and assets of unconsolidated entities.

Response:

In future filings, we will provide the disclosure required by ASC 820-10-50-5 for all assets measured at fair value on a nonrecurring basis during the respective period. These disclosures will include, if applicable: (1) finished homes and construction in progress, (2) land and land under development (includes option deposits and pre-acquisition costs) and (3) assets of unconsolidated entities.

*        *        *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc:	Tracey Houser, Division of Corporation Finance

i As described in our response to Comment 4, our analysis of the Fund was performed under the provisions of ASC 810-10 (prior to its amendment). ASU 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds deferred the provisions of ASU 2009-17 for certain investment funds. While ASU 2009-17 primarily changed the definition of a primary beneficiary, it also changed one aspect of the definition of a VIE in ASC 810-10. Namely, prior to the adoption of ASU 2009-17, it was possible to conclude that the holders of the equity investment at risk, as a group, possessed the power to direct the activities of the entity if a non-holder of equity investment at risk had decision making abilities, but the holders of the equity investment at risk (unrelated to the decision maker) had the ability through simple majority voting rights to remove the decision maker. ASU 2009-17 raised the hurdle to avoiding identification as a variable interest entity by requiring that such kick out rights be held and unilaterally exercisable by a single party. In our fact pattern, because the general partner (i.e., decision maker) is itself a holder of, and thus a member of the group of holders of equity investment at risk, this change to the definition of a variable interest entity would not impact the conclusions that we have reached here regarding the Fund’s status as a voting interest entity. Accordingly, the Fund would not be considered a VIE whether evaluated under the provisions of ASC 810-10 ((as amended) and previously referred to as FAS 167) or ASC 810-10 ((prior to its amendment) and previously referred to as FIN 46R).